UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                   Form 12b-25

                           NOTIFICATION OF LATE FILING
                                                         SEC File No.  000-28507
                                                          CUSIP No.  878945 20 3

(Check  One):  [  ]  Form  10-K     [ ] Form 20-F     [ ] Form 11-K     [X] Form
10-Q     [  ]  Form  N-SAR

          For  Period  Ended:  March  31,  2000

          [  ]   Transition  Report  on  Form  10-K
          [  ]   Transition  Report  on  Form  20-F
          [  ]   Transition  Report  on  Form  11-K
          [  ]   Transition  Report  on  Form  10-Q
          [  ]   Transition  Report  on  Form  N-SAR
          For  the  Transition  Period  Ended:

  Read Instruction (on back page) Before Preparing Form.  Please Print or Type
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART  I  --  REGISTRANT  INFORMATION

Telecom  Wireless  Corporation
------------------------------
Full  Name  of  Registrant

N/A
---
Former  Name  if  Applicable

5299  DTC  Boulevard,  Suite  1120
----------------------------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Englewood,  Colorado  80111
---------------------------
City,  State  and  Zip  Code

PART  II  -  RULES  12b-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     )  (a)  The reasons described in reasonable detail in Part III of this form
     )       could not be eliminated without  unreasonable  effort  or  expense;
     )  (b)  The subject annual report, semi-annual report, transition report on
     )       Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
[X]  )       be filed on or before the fifteenth calendar day following the
     )       prescribed due date; or the subject quarterly report or transition
     )       report on Form 10-Q, or portion thereof will be filed on or before
     )       the fifth calendar day following the prescribed due date;  and
     )  (c)  The accountant's statement or other exhibit required by Rule 12b-
     )       25(c) has been attached if applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


Registrant's accounting manager unexpectedly became ill on May 10, 2000, and is expected to be out of the office for several days. Accordingly, the financial statements to be included in Registrant's Form 10-QSB will not be ready by May 15, 2000.



PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     C.  Stephen  Guyer                    (303)               416-4000
     ------------------                    -----               --------
               (Name)               (Area  Code)          (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify  report(s).     [X]  Yes        [  ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[  ]  Yes         [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          TELECOM WIRELESS CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     May  11,  2000               By:     /s/  C.  Stephen  Guyer
          --------------                   ----------------------------
                                           C.  Stephen  Guyer
                                           Vice  President-Corporate  Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
    Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).